PRICING SUPPLEMENT DATED FEBRUARY 14, 2001                 Rule 424(b) (2)
(To Prospectus Dated February 14,  2001)                   File No. 333-45206

             PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
                                Medium-Term Notes
               Due from Nine Months to 30 Years From Date of Issue


Principal Amount:     $150,000,000       Trade Date:   February 12, 2001

Issue Price:               99.546%       Original Issue Date: February 16, 2001

Net Proceeds to Company:   98.921%       Maturity Date:   February 15, 2011



    x   Agent.  Agent's Commission:   0.625%         x   Book Entry Note

        Principal.                                       Certificated Note

Redemption by Company (check one):

              No.   The Notes are not subject to redemption.

        x    Yes.   The Notes are subject to redemption at any time as described below under "Optional Redemption by the Company."


Optional Repayment at Option of Holder (if applicable, check one):

            x    No.      The Notes are not subject to repayment.

                 Yes.     The Holder may elect repayment as follows:

                          Optional Repayment Date(s):

                          Optional Repayment Price(s):


                          Provisions:

Interest (check one):

       x Fixed Rate Note. If this box is checked, the interest rate on the Notes shall be 6.625% per annum.

           Floating Rate Note.


Initial Interest Payment Period:    February 16, 2001 to August 15, 2001

Interest Payment Dates:             February 15 and August 15

Record Dates:                       February 1 and August 1


                                   UBS WARBURG LLC
                           BANC OF AMERICA SECURITIES LLC

    To the extent of any conflict between the terms of the Prospectus and this Pricing Supplement, this Pricing Supplement shall govern.


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Optional Redemption by the Company

         The Notes may be redeemed at any time at our option, in whole or in part, upon notice given as provided in the Prospectus dated February 14, 2001 the Notes, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed, plus accrued interest thereon to the redemption date, and (ii) the Make-Whole Amount, if any, with respect to such Notes (the "Redemption Price").

         "Make-Whole Amount" means the excess, if any, of (i) the aggregate present value as of the date of any optional redemption of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of such dollar of principal if such redemption had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date notice of such redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption had not been made, over (ii) the aggregate principal amount of the Notes being redeemed.

         "Reinvestment Rate" means .25% (twenty-five one-hundredths of one percent) plus the arithmetic mean of the yields under the respective headings "This Week" and "Last Week" published in the Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

         "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination, then such other reasonably comparable index as we shall designate.